EXHIBIT 11(a)

             COMPUTATION OF PRIMARY EARNINGS PER SHARE


Two months ended December 31,                1994         1993
                                             ----         ----

   Net (loss) earnings                  $(49,944,000)  $ 6,827,000
                                          ==========     =========

   Average common shares
     outstanding                          28,934,000    24,103,000

   Assumed equivalent shares from
     stock options converted to
     common shares (1)                       363,000     3,222,000
                                          ----------     ---------

   Total weighted average number
     of common and common
     equivalent shares                    29,297,000    27,325,000
                                          ==========    ==========

(Loss) earnings per share                   $  (1.70)       $  .25
                                                ====           ===


(1) Earnings per share are computed using the weighted average number of shares of common stock and common stock equivalents (common stock issuable upon exercise of stock options) outstanding. In computing earnings per share, the Company utilizes the treasury stock method. This method assumes that stock options, under certain conditions, are exercised and treasury shares are assumed to be purchased (not to exceed 20% of the common stock outstanding) from the proceeds using the average market price of the Company's common stock for the period. Any excess proceeds not utilized for the purchase of treasury shares are assumed first to reduce outstanding long-term debt, if any, and any remainder invested in interest-bearing securities with net earnings increased for the hypothetical interest savings or interest income, net of income taxes. Due to the hypothetical interest savings or interest income, net earnings divided by the weighted average number of common and common equivalent shares will not always equal earnings per share.






                              EXHIBIT 11(b)

              COMPUTATION OF FULLY DILUTED EARNINGS PER SHARE



Two months ended December 31,                1994         1993
                                             ----         ----

  Net (loss) earnings                   $(49,944,000)  $ 6,827,000
                                          ==========     =========

  Average common shares
    outstanding                           28,934,000    24,103,000

  Assumed equivalent shares from
    stock options converted to
    common shares (1)                        363,000     3,871,000
                                          ----------    ----------

  Total weighted average number
    of common and common
    equivalent shares                     29,297,000    27,974,000
                                          ==========    ==========


(Loss) earnings per share (2)                $ (1.70)        $ .24
                                                ====           ===

 (1) Earnings per share are computed consistent with footnote (1) on Exhibit 11(a) - Computation of Primary Earnings Per Share except in computing fully diluted earnings per share, the treasury stock method uses the market price of the Company's common stock at the close of the period rather than the average market price during the period.


(2)   This calculation is submitted in accordance with Regulation
S-K Item 601(b)(11) although not required by footnote 2 to paragraph 14 of APB Opinion No. 15 because it results in dilution of less than 3%.